                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                               SCHEDULE 13D AMENDMENT

                     Under the Securities Exchange Act of 1934


                               CONE MILLS CORPORATION
                               ----------------------
                                  (Name of Issuer)


                            Common Stock, $.10 par value
                           -----------------------------
                           (Title of Class of Securities)


                                    206814 10 5
                                    -----------
                                   (CUSIP Number)


                              Albert A. Woodward, Esq.
                                 Maun & Simon, PLC
                          2000 Midwest Plaza Building West
                                 801 Nicollet Mall
                           Minneapolis, Minnesota  55402
                                   (612) 904-7400
                                  ---------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)


                                  January 11, 1999
                                  ----------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Cover page continued on next 9 pages)

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         MARC H. KOZBERG
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member           (a)  X
of a group (see instructions)                       ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  10,000

     (8) Shared voting power......................  200,000

     (9) Sole dispositive power...................  10,000

     (10) Shared dispositive power................  200,000
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              210,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  0.8%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).
                                                    IN
-------------------------------------------------------------------------------

                                     SCHEDULE 13D
                                     ------------

                                CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         BRUCE E. HENDRY
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of        (a)  X
a group (see instructions)                          ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  1,000,700

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  1,000,700

     (10) Shared dispositive power................  -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              1,000,700
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  3.9%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         JAMES A. POTTER
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  22,000

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  22,000

     (10) Shared dispositive power................  -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              22,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  0.1%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................  THE TEMPLE COMPANY, L.L.P.
I.R.S. Identification Nos. of above persons
(entities only)...................................  41-1340399
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              WC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  MINNESOTA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  104,000

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  104,000

     (10) Shared dispositive power................  -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              104,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  0.4%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................  CHARMEL LIMITED PARTNERSHIP
I.R.S. Identification Nos. of above persons
(entities only)...................................  41-1859157
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                             --------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              WC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  NEVADA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  310,000

     (8) Shared voting power......................  -0-

     (9) Sole dispositive power...................  310,000

     (10) Shared dispositive power................  -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              310,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.2%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................  CHARMEL ENTERPRISES, INC.
I.R.S. Identification Nos. of above persons
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)     X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              HC
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  NEVADA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  310,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  310,000
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              310,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.2%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   HC
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         RICHARD FITZGERALD
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  104,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  104,000
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              104,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  0.4%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         CHARLES BARRY
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  414,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  414,000
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              414,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.6%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
                                    ------------

                               CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
(1) Names of reporting persons....................
I.R.S. Identification Nos. of above persons         MELANIE BARRY
(entities only)...................................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a      (a)  X
group (see instructions)                            ---------------------------
                                                    (b)
-------------------------------------------------------------------------------
(3) SEC use only..................................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)              PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization..........  USA
-------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power........................  -0-

     (8) Shared voting power......................  310,000

     (9) Sole dispositive power...................  -0-

     (10) Shared dispositive power................  310,000
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              310,000
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.2%
-------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).   IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting Common Stock, par value $.01 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the
Schedule 13D, to which this filing is an amendment.

1.   Marc H. Kozberg
2.   Bruce E. Hendry
3.   James A. Potter
4.   Susan N. Potter
5.   Dr. Demetre Nicoloff
6.   G. James Spinner
7.   Robert H. Paymar
8.   Stanley I. Barenbaum
9.   Summit Capital Appreciation Fund LP
10.  SCA Management Partners, L.L.P.
11.  The Temple Company, L.L.P.
12.  Charmel Limited Partnership
13.  Charmel Enterprises, Inc.
14.  Richard Fitzgerald
15.  Charles Barry
16.  Melanie Barry


     None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3. The Holders have acquired the Common Stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional Common Stock of the Issuer, they specifically reserve the right to purchase additional Common Stock of the Issuer or to sell

Common Stock if they deem it in their best interest. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern. The Holders do not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions, but the Holders do intend to explore opportunities to enhance shareholder value. To that end, Mr. Kozberg and Mr. Hendry intend to actively monitor the management and business of the Issuer on behalf of the Holders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of January 13, 1999 by each of the Holders is set forth below:


                                 Number of Shares       Percentage of
          Name                   of Common Stock      Outstanding Shares
          ----                   ----------------     ------------------
     Marc H. Kozberg*                210,000                0.8%
     Bruce E. Hendry               1,000,700                3.9%
     Dr. Demetre Nicoloff*           270,000                1.1%
     G. James Spinner*               250,000                1.0%
     Robert H. Paymar*               300,000                1.2%
     Stanley I. Barenbaum*           200,000                0.8%
     James A. Potter                  22,000                0.1%
     Susan N. Potter                   2,500              < 0.1%
     Summit Capital
       Appreciation Fund LP          200,000                0.8%
     SCA Management
       Partners, L.L.P.*             200,000                0.8%
     The Temple Company,
       L.L.P.                        104,000                0.4%
     Charmel Limited Partnership     310,000                1.2%
     Charmel Enterprises, Inc.^      310,000                1.2%
     Richard Fitzgerald#             104,000                0.4%
     Charles Barry#^                 414,000                1.6%
     Melanie Barry^                  310,000                1.2%


* Includes 200,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP.
#    Includes 104,000 shares of Common Stock owned by The Temple Company, L.L.P.
^    Includes 310,000 shares of Common Stock owned by Charmel Limited
     Partnership


     The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the filing of the Schedule 13D to which this statement is an amendment.

     According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,432,233 shares of Common Stock outstanding. The Holders, as of January 13, 1999, collectively own 1,866,700 shares of the Issuer's Common Stock, constituting approximately 7.3% of all of the outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer since the Holders' last filing of a Schedule 13D relating to the securities of the Issuer are as follows:


                          TYPE OF                    NUMBER OF        PRICE/
    NAME                   DATE     TRANSACTION       SHARES          SHARE
    ----                   ----     -----------       ------          -----
Charmel LP*              12/22/98       Buy           10,000          4.75
Charmel LP               12/23/98       Buy            4,700          4.75
Charmel LP               12/29/98       Buy           86,000          4.75
Temple^                  12/30/98       Buy           28,000          4.75
Temple                   12/31/98       Buy           22,000          4.7744
Charmel LP               12/31/98       Buy            8,700          4.7744
Charmel LP               01/06/99       Buy           41,000          4.875
Charmel LP               01/08/99       Buy           40,600          4.875
Bruce E. Hendry          01/11/99       Buy          205,000          4.6788
James A. Potter          01/11/99       Buy            4,000          4.6788
Marc H. Kozberg          01/11/99       Buy            4,700          4.5
Charmel LP               01/11/99       Buy           53,800          4.6788
Marc H. Kozberg          01/12/99       Buy            5,300          4.625
Temple                   01/12/99       Buy            4,000          4.6406

TOTAL PURCHASES           517,800


*  Charmel Limited Partnership
^  The Temple Company


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                      SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  January 19, 1999

                                             /s/ Bruce E. Hendry
                                             ----------------------------------
                                             Bruce E. Hendry


                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Marc H. Kozberg
                                             ----------------------------------
                                             Marc H. Kozberg

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Dr. Demetre Nicoloff
                                             ----------------------------------
                                             Dr. Demetre Nicoloff


                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ G. James Spinner
                                             ----------------------------------
                                             G. James Spinner

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Robert H. Paymar
                                             ----------------------------------
                                             Robert H. Paymar

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Stanley I. Barenbaum
                                             ----------------------------------
                                             Stanley I. Barenbaum

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ James A. Potter
                                             ----------------------------------
                                             James A. Potter

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Susan N. Potter
                                             ----------------------------------
                                             Susan N. Potter

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        SUMMIT CAPITAL APPRECIATION
                                        FUND LP

                                        By:  SCA Management Partners L.L.P.

                                             By: /s/ Marc H. Kozberg
                                                 ------------------------------
                                                     Marc H. Kozberg, a partner

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        SCA MANAGEMENT PARTNERS, L.L.P.

                                        By: /s/ Marc H. Kozberg
                                            -----------------------------------
                                                Marc H. Kozberg, a partner

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        THE TEMPLE COMPANY, L.L.P.


                                        By: /s/ Charles Barry
                                            -----------------------------------
                                                Charles Barry, a partner

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        CHARMEL LIMITED PARTNERSHIP

                                        By:  Charmel Enterprises, Inc.

                                             By: /s/ Charles Barry
                                                 ------------------------------
                                                     Charles Barry, President


                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        CHARMEL ENTERPRISES, INC.


                                        By: /s/ Charles Barry
                                            -----------------------------------
                                                Charles Barry, President

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                        /s/ Richard Fitzgerald
                                        --------------------------------------
                                        Richard Fitzgerald

                                      SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Charles Barry
                                             ----------------------------------
                                             Charles Barry

                                     SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 19, 1999

                                             /s/ Melanie Barry
                                             ----------------------------------
                                             Melanie Barry

                                     EXHIBIT A

                            AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.


                                        /s/ Bruce E. Hendry
                                        ---------------------------------------
                                        Bruce E. Hendry

                                        /s/ Marc H. Kozberg
                                        ---------------------------------------
                                        Marc H. Kozberg

                                        /s/ Dr. Demetre Nicoloff
                                        ---------------------------------------
                                        Dr. Demetre Nicoloff

                                        /s/ G. James Spinner
                                        ---------------------------------------
                                        G. James Spinner

                                        /s/ Robert H. Paymar
                                        ---------------------------------------
                                        Robert H. Paymar

                                        /s/ Stanley I. Barenbaum
                                        ---------------------------------------
                                        Stanley I. Barenbaum

                                        /s/ James A. Potter
                                        ---------------------------------------
                                        James A. Potter

                                        /s/ Susan N. Potter
                                        ---------------------------------------
                                        Susan N. Potter

                                        SUMMIT CAPITAL APPRECIATION
                                         FUND LP

                                        By:  SCA Management Partners L.L.P.

                                             By: /s/ Marc H. Kozberg
                                                -------------------------------
                                                     Marc H. Kozberg, a partner

                                        SCA MANAGEMENT PARTNERS, L.L.P.

                                        By: /s/ Marc H. Kozberg
                                           ------------------------------------
                                                Marc H. Kozberg, a partner

                                        THE TEMPLE COMPANY, L.L.P.

                                        By: /s/ Charles Barry
                                           ------------------------------------
                                                Charles Barry, a partner

                                        CHARMEL LIMITED PARTNERSHIP

                                        By:  Charmel Enterprises, Inc.

                                             By: /s/ Charles Barry
                                                -------------------------------
                                                     Charles Barry, President

                                        CHARMEL ENTERPRISES, INC.

                                        By: /s/ Charles Barry
                                           ------------------------------------
                                                Charles Barry, President

                                        /s/ Richard Fitzgerald
                                        ------------------------------------
                                        Richard Fitzgerald

                                        /s/ Charles Barry
                                        ------------------------------------
                                        Charles Barry

                                        /s/ Melanie Barry
                                        ------------------------------------
                                        Melanie Barry


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